Exhibit 99.2

AKANDA CORP.

Security Class: Common Shares

FORM OF PROXY

Annual General & Special Meeting to be held on Friday, March 22, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 a.m. (Vancouver Time), on Wednesday, March 20, 2024, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

AKANDA CORP.

Appointment of Proxyholder

I/We, being holder(s) of Akanda Corp. hereby appoint: JATINDER DHALIWAL, Director, or, failing him, Katharyn FIELD, Interim CEO and Director.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Akanda Corp. to be held at the offices of Gowling WLG (Canada) LLP, Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 on March 22, 2024 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold

i) Harvinder Singh	☐	☐

ii) David Jenkins	☐	☐

iii) Jatinder Dhaliwal	☐	☐

iv) Katharyn Field	☐	☐

3. Appointment of Auditor	For	Withhold
Shareholders will be asked to appoint GreenGrowth CPAs as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;	☐	☐

4. Share Consolidation	For	Against
Shareholders will be asked to approve and authorize the board of directors of the Company to elect, in its discretion, to direct the Corporation to file one or more articles of amendment to amend the Company’s articles in order to effect one or more consolidations of the Corporation’s issued common shares, as further described in the management information circular.	☐	☐

5. Equity Incentive Plan	For	Against
Shareholders will be asked to approve the Company’s 2024 equity incentive plan, as further described in the management information circular and attached as Schedule “A” therein.	☐	☐

6. Sale of RPK Biopharma, Unipessoal, LDA	For	Against

Shareholders will be asked to approve the Company’s sale of all of the issued and outstanding shares of RPK Biopharma, Unipessoal, LDA, which may represent the sale of substantially all of the assets of the Company, as further described in the management information circular, and further approve the Company’s entry into of a share purchase agreement, as further described in the management information circular and attached as Schedule “B” therein.

	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Print Name(s) & Signing Capacity(ies), if applicable

Date (MM-DD-YY)
THIS PROXY MUST BE DATED